

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2018

Michael Weiner
Chief Financial Officer
National General Holdings Corp.
59 Maiden Lane
38th Floor
New York, New York 10038

> **Re: National General Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **File No. 001-36311**

Dear Mr. Weiner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance